UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number        000-23367
CUSIP Number        091283200

(Check One):    ☒ Form 10-K    ☐ Form 20-F    ☐ Form 11-K     ☐ Form 10-Q   ☐ Form 10-D    ☐ Form N-SAR    ☐ Form N-CSR

For period ended:     December 31, 2009

☐  Transition Report on Form 10-K
☐  Transition Report on Form 20-F
☐  Transition Report on Form 11-K
☐  Transition Report on Form 10-Q
☐  Transition Report on Form N-SAR

For the transition period ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:____________________

PART I.  REGISTRANT INFORMATION

Full Name of Registrant:	Birner Dental Management Services, Inc.
Former Name if Applicable:
Address of Principal Executive Office (Street and Number):	3801 East Florida Avenue, Suite 508
City, State and Zip Code:	Denver, Colorado 80210

PART II.  RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)
☒	(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable

PART III.  NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The registrant received confirmation that its Form 10-K for the year ended December 31, 2009 was filed at 5:43 EDT on March 31, 2010, 13 minutes after the filing deadline. As a result, the Form 10-K bears a filing date of April 1, 2010, the same date as this form. The Form 10-K was not filed timely due to administrative errors of the financial printer in processing final changes from the registrant related to the matters referenced in Part IV, item (3) below.

PART IV.  OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification

Frederic W.J. Birner	(303)	691-0680
(name)	(area code)	(telephone number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

☒ Yes     ☐ No

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes     ☐  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The registrant is restating its audited consolidated statements of operations for the years ended December 31, 2007 and 2008 and its unaudited consolidated statements of operations for each of the quarters of the years ended December 31, 2008 and 2009, as disclosed in the registrant’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 12, 2010.

BIRNER DENTAL MANAGEMENT SERVICES, INC.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date April 1, 2010	By:	/s/ Frederic W.J. Birner
Frederic W.J. Birner
Chairman of the Board and Chief Executive Officer

Instruction.  The form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).